

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2010

Adam Metz
Chief Executive Officer
New GGP, Inc.
110 N. Wacker Dr.
Chicago, IL 60606

> **Re: New GGP, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-11**
> **Filed November 9, 2010**
> **File No. 333-168111**

Dear Mr. Metz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Dividend Policy, page 56

1.   We note your response to comment 4 from our letter dated November 8, 2010. Please revise to include a reference to borrowings as a potential source of funds for distributions or confirm to us that you do not have the ability, through restrictions in your charter or otherwise, to borrow funds for the purpose of making distribution payments.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 65

2.   We note your response to comment 1 from our letter dated November 5, 2010. As we have discussed with you, please provide a more detailed discussion of the basis for using a 25% discount to the assumed market rate to determine significance and probability of renewal.

3.   Refer to footnote (5) to the beneficial ownership table. Please revise Mr. Schreiber's ownership amounts shown in the table to include the Blackstone shares that he may be deemed to beneficially own. You may clarify his disclaimer of beneficial ownership in the footnote, but the table should reflect all shares beneficially owned.

<u>Exhibit 5.1 – Legal Opinion</u>

4.   We note that the legal opinion refers to the offer and sale 135 million shares of your common stock, but you have registered the offer and sale of 155.25 million shares. Please file a revised opinion that reflects the full offering amount.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Barberich at (202) 551-3782 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Associate Director

cc: Matthew D. Bloch, Esq.
       Weil, Gotshal & Manges LLP
       Via *facsimile*: (212) 310-8007